FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

February 26, 2008

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeiskaya 1,

Moscow 125167

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL ANNOUNCES AGREEMENT ON A LONG-TERM PARTNERSHIP WITH RUSSIAN RAILWAYS

Moscow, Russia — February 26, 2008 — Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announces that it has signed an agreement on a long-term, mutually beneficial partnership with Russian Railways (RZhD OAO). Mechel will provide RZhD OAO with rolled products for transportation purposes, which will be manufactured at Mechel’s subsidiaries.

Under the agreement, Mechel will construct a modern rail and structural steel mill at Chelyabinsk Metallurgical Plant (CMP OAO) over the next two years with the annual capacity of over 1.0 million tonnes of high value added products. The new equipment will enable Mechel to manufacture, among other products, railroad rails up to 100 meters in length using state of the art technologies for steel melting, rolling, tempering, straightening, finishing, and rail quality control. Technical solutions will enable manufacturing products that surpass their world analogues in a number of key parameters, which are determined by the climate conditions of the rail service in Russia.

Rail manufacturing volume for RZhD OAO will be up to 400 thousand tonnes annually and include product specifically designed for high-speed operation, enhanced durability and contact wear resistance, and for operation at a low temperature environment.

Mechel OAO will obtain the necessary certificates for safe use of the rails in the railway system and will carry out work systematically under the programs, which will be aimed at enhancing rail production technology.

RZhD OAO will construct a complex rail welding train (RWT) and an approach track following the legal completion of its land relationship with CMP OAO in 2008. The complex will be commissioned in 2010.

To ensure a smooth production process at Mechel’s Chelyabinsk Metallurgical Plant, RZhD OAO undertakes to continuously deliver the rolling stock, including its own rail carrying cars, to be used for shipping finished products.

“One of the important components of Russia’s economic development is its modern, well developed railway system. Pursuant to the “Strategy of the Russian Federation Railway Transport Development Until 2030,” which was developed by RZhD OAO and approved by the Russian Federation Government, over 20,000 kilometers of new railroads will be constructed in Russia before 2030. Implementation of this program may be hindered in part by a sharp deficit of quality rails, which is currently felt in Russia. Mechel OAO came forward with an initiative of mastering and implementing, at its Chelyabinsk Metallurgical Plant subsidiary, a unique technology, unparalleled in Russia, to produce high quality rails up to 100 meters in length conforming to the most stringent requirements set by RZhD OAO. The company plans to invest more than US$500 million in the new production development. Mechel highly appreciates the opportunity to participate in this strategic state project and the role it plays in developing Russia’s economy,” Mechel OAO Chief Executive Officer Igor Zyuzin commented.

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Mechel OAO
Ilya Zhitomirsky

Phone: + 7 495 221 88 88

ilya.zhitomirsky@mechel.com

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Mechel is one of the leading Russian companies. Its business includes three segments: mining, steel, and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

	By:	/s/ Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO

Date: February 26, 2008